Exhibit 99.2

Hydrogenics Corporation

Third Quarter 2017

Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2016. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of November 3, 2017, unless otherwise stated.

Additional information about Hydrogenics, including our 2016 Audited Consolidated Financial Statements and our Annual Report on Form 20-F for the year ended December 31, 2016 is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 26 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

Third Quarter 2017 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	8
3	Financial Condition	12
4	Summary of Quarterly Results	13
5	Outlook	14
6	Liquidity	16
7	Capital Resources	19
8	Off-Balance Sheet Arrangements	19
9	Related Party Transactions	20
10	Critical Accounting Estimates	20
11	Changes in Accounting Policies and Recent Accounting Pronouncements	20
12	Disclosure Controls	20
13	Internal Control Over Financial Reporting	21
14	Reconciliation of Non-IFRS Measures	21
15	Risk Factors	23
16	Outstanding Share Data	25
17	Forward-looking Statements	26

Third Quarter 2017 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1       Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

	Three months ended September 30,		2017 vs 2016	Nine months ended September 30,		2017 vs 2016
	2017	2016	% Favourable (Unfavourable)	2017	2016	% Favourable (Unfavourable)
OnSite Generation	$6,079	4,240	43%	$12,341	13,661	(10%)
Power Systems	6,121	2,493	146%	16,183	6,599	145%
Total revenue	12,200	6,733	81%	28,524	20,260	41%

Gross profit	2,900	1,000	190%	5,830	4,030	45%
Gross margin %	24%	15%		20%	20%

Selling, general and administrative expenses	2,884	2,365	(22%)	9,218	7,719	(19%)
Research and product development expenses	2,157	263	(720%)	4,654	2,831	(64%)

Loss from operations	(2,141)	(1,628)	(32%)	(8,042)	(6,520)	(23%)
Net loss	(2,003)	(1,899)	(5%)	(10,011)	(7,353)	(36%)
Net loss per share	(0.13)	(0.15)	13%	(0.74)	(0.59)	(24%)
Cash operating costs[1]	4,914	2,560	(92%)	12,354	10,098	(22%)
Adjusted EBITDA[1]	(1,919)	(1,466)	(31%)	(6,355)	(5,818)	(9%)
Cash used in operating activities	(8,448)	(2,549)	(231%)	(11,306)	(12,130)	7%
Cash and cash equivalents (including restricted cash)	20,311	11,175	82%	20,311	11,175	82%
At September 30,
Total assets	69,823	54,953	27%	69,823	54,953	27%
Total non-current liabilities (excluding deferred revenue)	10,079	4,350	(132%)	10,079	4,350	(132%)

[1]	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

Third Quarter 2017 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

Highlights for the three months ended September 30, 2017 (“Q3-2017”) compared to the three months ended September 30, 2016 (“Q3-2016”)

•	The Company ended the third quarter of 2017 with backlog of $147.5 million, compared with $106.2 million for the same period a year ago. During the third quarter of 2017, we received new orders for $5.0 million (2016 - $8.5 million), consisting of $4.1 million (2016 - $4.9 million) for the OnSite Generation business and $0.9 million (2016 - $3.6 million) for the Power Systems business.

	June 30, 2017 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2017 backlog
OnSite Generation	$28.3	$4.1	$0.7	$6.1	$27.0
Power Systems	123.8	0.9	1.9	6.1	120.5
Total	$152.1	$5.0	$2.6	$12.2	$147.5

•	Of the above backlog of $147.5 million, we expect to recognize approximately $65 million in the following 12 months as revenue. In addition, revenue for the years ending December 31, 2017 and 2018 will also include orders both received and delivered in the balance of 2017 and 2018.

•	We define backlog as the value associated with a firm, signed purchase order or contract. The value we include in backlog is the non-cancellable value of contracts.

•	Revenues increased by $5.5 million, or 81%, to $12.2 million for in Q3-2017 compared to $6.7 million in Q3-2016. This increase was due to increased shipments of fuel cells for the Chinese mobility market and revenue associated with the Electrical Generation Authority of Thailand (EGAT) megawatt scale energy storage and clean power project. The OnSite Generation segment also benefitted from a strengthening euro. Details are outlined in the business segment review of this MD&A.

•	Gross profit increased 190% to $2.9 million in Q3-2017 versus $1.0 million in Q3-2016. The increase in gross margin from 15% to 24% in the current period was due primarily to product mix. Our Company has had a substantial increase in standardized production batches, notably in the Chinese market, and a smaller proportion of first-of-a-kind projects, resulting in the gross margin improvements. This was partially offset by a decrease in gross margin in the OnSite Generation business segment as a result of the significant EGAT project delivered in the quarter, which was a first-of-a-kind project.

•	Adjusted EBITDA loss increased $0.5 million to $1.9 million in Q3-2017 from $1.5 million in Q3-2016. While gross profit increased $1.9 million, this was offset by an increase in net research and product development (“R&D”) spending and selling, general and administrative expenses as noted below.

Third Quarter 2017 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

•	Selling, general and administrative (“SG&A”) expenses in Q3-2017 increased $0.5 million when compared to Q3-2016. Within the Power Systems business segment, SG&A expenses increased $0.3 million in Q3-2017 when compared to Q3-2016 as a result of increased advertising and marketing costs. Within the Corporate business segment Q3-2017 SG&A expenses were consistent with Q3-2016 after excluding the impact of i) the reversal of previously charged compensation expense for PSUs of $0.2 million; ii) the impact of sales-related compensation costs of $0.2 million as a result of targets not being achieved in 2016; and iii) a decrease in DSU expense in Q3-2017 as a result of the decrease in the share price in the current quarter.

•	Net R&D expenses were $2.2 million, an increase of $1.9 million in Q3-2017 compared to $0.3 million in Q3-2016. This increase in net R&D is principally due to a decline in government R&D funding of $2.4 million as gross R&D expenditures actually declined by $0.5 million in Q3-2017 when compared to Q3-2016. Investment in R&D within the Power segment increased, primarily surrounding multi-megawatt energy storage projects, and mobility applications such as the demonstration of the technical viability of our Celerity PlusTM product in heavy duty commercial vehicle applications, as well as furthering our development on the next generation of our fuel cell stack platform. R&D spending decreased within the OnSite Generation segment due to the timing of significant projects. Unlike Q3-2016, related funding was lower to support the investments in R&D within OSG. This decrease in associated funding, resulted in an increase in net R&D.

Three months ended September 30,	2017	2016
Research and product development expenses	$2,580	$3,109
Government research and product development funding	(423)	(2,846)
Total	$2,157	$263

•	Q3-2017 net loss remained consistent with Q3-2016 at $1.9 million. Net loss per share decreased to ($0.13) per share for the three months ended September 30, 2017 from ($0.15) per share as a result of an increase in the weighted average number of common shares outstanding.

•	Cash operating costs increased $2.3 million, from $2.6 million to $4.9 million in Q3-2017, with the increase due to a $1.9 million increase in net R&D spending, as well as the $0.5 million SG&A increase (excluding compensation indexed to share price), both of which are discussed above.

Highlights for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

•	Revenues increased 41%, or $8.3 million to $28.5 million for the nine months ended September 30, 2017, from $20.3 million for the same period of the prior year. The increase in revenue was due in part to: i) a $6.6 million increase in the delivery of orders to the Chinese mobility market within the Power Systems business segment; ii) $4.8 million related to the EGAT megawatt scale energy storage project; iii) a $1.9 million increase related to our hydrogen fuel cell systems for commuter trains in Europe; and iv) a $0.7 million increase in our spares and service revenue. Partially offsetting this increase, was: i) the absence of the significant dual-bar fueling station recognized in the nine months ended September 30, 2016 totaling $2.2 million; ii) a decrease in non-China Power segment revenue such as fuel cell power modules and associated support of approximately $1.9 million; and iii) a decrease in the OnSite Generation business industrial gas projects, including fueling stations, of $1.9 million. During the first nine months of 2017, the Company received new orders for $61.3 million (2016 - $30.5 million) consisting of $16.6 million (2016 - $13.0 million) for the OnSite Generation business and $44.7 million (2016 - $17.5 million) for the Power Systems business.

Third Quarter 2017 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

	December 31, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2017 backlog
OnSite Generation	$20.8	$16.6	$1.9	$12.3	$27.0
Power Systems	85.8	44.7	6.2	16.2	120.5
Total	$106.6	$61.3	$8.1	$28.5	$147.5

•	Gross margin remained consistent at 20% of revenue for the nine months ended September 30, 2017. For the Power Systems segment, there was a substantial increase in standard production batches, notably in the Chinese market, and a smaller proportion of first-of-a-kind projects, resulting in the gross margin improvements. This increase was partially offset by the realignment of costs and associated revenue on our long-term significant propulsion contract combined with a lower margin profile on commuter rail revenue compared with other Power Systems business segment applications. For the OnSite Generation segment, gross margin decreased reflecting the gross margin on the significant EGAT project delivered in the quarter, as well as weaker absorption of indirect overhead costs. The EGAT project was a first-of-a-kind with a lower margin due to the higher costs typically associated with such projects.

•	Adjusted EBITDA loss increased $0.5 million for the nine months ended September 30, 2017, as compared to the same period last year. While gross profit significantly increased, higher net R&D spending as well as the absence of the 2016 reversal of an indemnification liability of $0.5 million served to offset the increase.

•	SG&A expenses for the nine months ended September 30, 2017 of $9.2 million were greater by $1.5 million, or 19%, compared to $7.7 million for the same period of the prior year. Excluding: i) the impact of the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004 included within the nine months ended September 30, 2016; and ii) mark to market expenses relating to our DSUs as a result of the increase in our share price for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016, SG&A expenses remained consistent.

•	Net R&D expenses for the nine months ended September 30, 2017 were $4.7 million, compared to $2.8 million for the nine months ended September 30, 2016. This increase is due to a decline in government funding in Q3-2017 of $2.4 million as total R&D expenses for the nine months ended September 30, 2017 compared to the period year declined by $0.6 million from $6.7 to $6.1 million. In the nine months ended September 30, 2017, the Company increased R&D investment within the Power segment primarily surrounding multi-megawatt energy storage projects, and mobility applications such as the demonstration of the technical viability of our Celerity PlusTM product in heavy duty commercial vehicle applications, as well as furthering our development on the next generation of our fuel cell stack platform. R&D spending decreased within the OnSite Generation segment due to the timing of significant projects, which when combined with a reduction in associated funding, resulted in an increase in net R&D.

Nine months ended September 30,	2017	2016
Research and product development expenses	$6,133	$6,659
Government research and product development funding	(1,479)	(3,828)
Total	$4,654	$2,831

•	Net loss for the nine months ended September 30, 2017 increased $2.5 million to $9.9 million from a loss of $7.4 million for the same period of the prior year. Contributing to the increase in net loss is the increase in Adjusted EBITDA loss as noted above, as well as the impacts of the increase in our share price during the period, increasing: i) mark to market compensation expenses; and ii) fair value adjustments (loss) related to outstanding warrants. This was partially offset by a foreign currency gain of $0.6 million, compared to a loss of less than $0.1 million for the comparable period in 2017.

•	Cash operating costs increased 22% to $12.4 million for the nine months ended September 30, 2017 compared to $10.1 million for the nine months ended September 30, 2016, primarily reflecting the increase in SG&A and net R&D expenses above.

Third Quarter 2017 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

2       Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW”) of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers such as E.ON (now Uniper) and Enbridge suggest substantial long term opportunity for “Power-to-Gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing the carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the detritiation of contaminated waste water at nuclear reactor sites. In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications. Our 1.5MW PEM single stack electrolyzer is the most power dense unit in the market today and is ideally suited for large scale energy storage applications. This electrolyzer was the basis for the HyLYZER 600 announced in April 2017, which is the world’s first 3MW single stack electrolyzer. The compact design of the HyLYZER 600 enables easy scale up for multi-MW applications.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas, and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30
	2017	2016	% Favourable (Unfavourable)	2017	2016	% Favourable (Unfavourable)
Revenues	$6,079	$4,240	43%	$12,341	$13,661	(10%)
Gross profit (loss)	816	811	1%	996	2,359	(58%)
Gross margin %	13%	19%	(32%)	8%	17%	(53%)
Selling, general and administrative Expenses	749	717	4%	2,052	2,233	8%
Research and product development expenses	307	(400)	n/a	815	318	(156%)
Segment income (loss)	$(240)	$494	n/a	$(1,871)	$(192)	(874%)

Third Quarter 2017 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Revenues increased by $1.8 million, or 43% to $6.1 million inQ3-2017 compared to $4.2 million in Q3-2016 due to $3.3 million of revenue recognized for OnSite Generation for the EGAT megawatt-scale energy storage project as well as the impact of the stronger euro relative to the USD of $0.3 million. This increase was partially offset by fewer industrial hydrogen orders shipped in the current quarter. Sales through September 30, 2017 consisted of sales to customers in industrial gas markets, as well as the EGAT project in Thailand. Revenues were $12.3 million for the nine months ended September 30, 2017 compared to $13.7 million for the nine months ended September 30, 2016. Orders awarded inQ3-2017 were $4.3 million (Q3-2016 - $4.8 million). At September 30, 2017 backlog was $27.2 million (September 30, 2016 - $17.0 million), with $25.7 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin decreased in Q3-2017 to 13% compared to 19% in the Q3-2016. This decrease reflects the gross margin on the significant EGAT project delivered in the quarter. This was a first-of-a-kind project with a lower margin due to the higher costs associated with such projects. Also contributing to the decrease was weaker absorption of indirect overhead costs as a result of the decrease in revenue for the nine months ended September 30, 2017.

SG&A Expenses remained consistent at $0.7 million for Q3- 2017, and decreased 8% for the nine months ended September 30, 2017 compared to the same periods of the previous year as a result of a reduction in headcount in sales and marketing.

Net R&D Expenses were $0.3 million and $0.8 million during the three and nine months ended September 2017 and $(0.4) million and $0.3 million for the three and nine months ended September 30, 2016. R&D spending decreased within the OnSite Generation segment due to the timing of significant projects, which, when combined with a reduction in associated funding, resulted in an increase in net R&D.

Segment Income (Loss) decreased $0.7 million to a loss of $0.2 million for Q3-2017 compared to income of $0.5 million for Q3-2016, largely due to the decrease in gross profit as noted above. Segment loss was $1.9 million for the nine months ended September 30, 2017 compared to a loss of $0.2 million for the same period of the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 3 kW to 1 MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

Our target markets include stationary power applications (including primary and back-up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target future addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Third Quarter 2017 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30,
	2017	2016	% Favourable (Unfavourable)	2017	2016	% Favourable (Unfavourable)
Revenues	$6,121	$2,493	146%	$16,183	$6,599	145%
Gross profit	2,084	189	1003%	4,834	1,671	189%
Gross margin %	34%	8%	349%	30%	25%	18%
Selling, general and administrative expenses	1,123	859	(31%)	3,052	3,038	<1%
Research and product development expenses	1,824	643	(184%)	3,770	2,382	(58%)
Segment loss	$(863)	$(1,313)	(34%)	$(1,988)	$(3,749)	47%

Revenues increased 146%, or $3.6 million, from $2.5 million in Q3-2016 to $6.1 million in Q3-2017. Revenue increased 145%, or $9.6 million, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. The increase in the three and nine months ended September 30, 2017 is due in part to a significant increase in the delivery of orders to the Chinese mobility market. These deliveries increased revenue by $2.8 million for the three months, and $6.6 million for the nine months ended September 30, 2017. Also contributing to the increase is the Power segment recognizing $1.5 million of revenue towards the EGAT megawatt-scale energy storage and clean power project. For the three months ended September 30, 2017, this was partially offset by a decrease of $0.3 million due to a realignment of costs and associated revenue on our long-term significant custom contract, as well as a decrease of $0.3 million relating to numerous smaller, low volume fuel cell power module orders. For the nine months ended September 30, 2017, there was an increase of $1.8 million related to our hydrogen fuel cell systems for commuter trains in Europe; an increase in our spares and service revenue of $0.8 million; and an increase in non-China Power segment revenue such as fuel cell power modules and associated support. This was partially offset by a decrease of $0.6 million due to the timing of revenue on our long-term significant custom contract.

Orders awarded in Q3-2017 were $0.9 million (Q3-2016 - $3.6 million). At September 30, 2017, backlog was $120.5 million (September 30, 2016 - $89.1 million) of confirmed orders for Power Systems’ products and services, with approximately $44 million of this backlog expected to be recognized as revenue in the next 12 months.

Gross Margin improved from 8% to 34% from Q3-2016 to Q3-2017, and from 25% to 30% for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 with the increase in the current period due to product mix. There was a substantial increase in standard production batches, notably in the Chinese market, and a smaller proportion of first-of-a-kind projects, resulting in the gross margin improvements. This increase was partially offset by the realignment of costs and associated revenue on our long-term significant propulsion contract combined with a lower margin profile on commuter rail revenue compared with other Power Systems business segment applications.

SG&A Expenses increased $0.3 million for Q3-2107 and remained consistent for the nine months ended September 30, 2017 as compared to the prior periods. The increase is the result of increased advertising and marketing costs.

Net R&D Expenses were $1.8 million and $3.8 million during the three and nine months ended September 30, 2017 an increase of $1.2 million and $1.4 million respectively, from the three and nine months ended September 30, 2016. The increase represents increased spending on R&D, primarily surrounding multi-megawatt energy storage projects, and mobility applications such as the demonstration of the technical viability of our Celerity PlusTM product in heavy duty commercial vehicle applications, as well as furthering development on the next generation of our fuel cell stack platform.

Segment loss was $0.9 million and $2.0 million for the three and nine months ended September 30, 2017 compared to $1.3 million and $3.7 million for the three and nine months ended September 30, 2016. Given the increase in revenue for the three and nine months ended September 30, 2017 the loss decreased by a smaller proportion as a result of the increased spending on net R&D expenses.

Third Quarter 2017 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30
	2017	2016	% Favourable (Unfavourable)	2017	2016	% Favourable (Unfavourable)
Selling, general and administrative expenses	$1,012	$789	(28%)	$4,114	$2,448	(68%)
Research and product development expenses	26	20	(30%)	69	131	47%
Net other finance gain (losses)	631	107	490%	(837)	542	n/a
Gain (loss) on joint ventures	(87)	(78)	(12%)	(258)	(26)	(892%)
Interest expense	464	439	(6%)	1,387	1,310	(6%)
Foreign exchange gains (losses) net	58	139	58%	513	(39)	n/a
Total	$(900)	$(1,080)	17%	$(6,152)	$(3,412)	(80%)

SG&A Expenses were $1.0 million for the Q3-2017. Excluding the impact of: i) the reversal of previously charged compensation expense for PSUs of $0.2 million; ii) the impact of sales-related compensation costs of $0.2 million as a result of targets not being achieved in 2016; and iii) a decrease in DSU expense for the three months ended September 30, 2017 as a result of the decrease in the share price in the current quarter, SG&A expenses were consistent with the prior year period.

SG&A expenses were $4.1 million for the nine months ended September 30, 2017. Excluding: i) the impact of the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004 included within the nine months ended September 30, 2016; and ii) the reversal of previously charged compensation expense for PSUs of $0.2 million included within the three months ended September 30, 2016, SG&A expenses increased $1.0 million. This increase is due to mark to market expenses totaling $0.7 million as a result of the increase in our share price for the three and nine months ended September 30, 2017 as compared to the three and nine months ended September 30, 2016; and the impact of $0.2 million relating to stock based compensation issued in 2017.

Net R&D Expenses were less than $0.1 million for the three and nine months ended September 30, 2017. These expenses are the legal and related costs of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased by $0.5 million to a gain of $0.6 million for Q3-2017 compared to Q3-2016, and by $1.4 million to a loss of $0.8 million for the nine months ended September 30, 2017 compared to the same period in September 30, 2016. The increase is due to fair value adjustments (loss) relating to outstanding warrants in the three and nine months ended September 30, 2017 ($0.6 million and ($0.6) million respectively), whereas the three and nine months ended September 30, 2016 included far value adjustments (gains) related to outstanding warrants of $0.1 million and $0.5 million, respectively. These fair value adjustments are the result of the decrease in our share price for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016, as well as the increase in our share price for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

Interest expense remained consistent for the three and nine months ended September 30, 2017 as compared to the three and nine months ended September 30, 2016.

Third Quarter 2017 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

3       Financial Condition

	September 30	December 31	Increase/(decrease)
	2017	2016	$	%
Cash, cash equivalents, restricted cash and short-term investments	$20,311	$11,278	$9,033	80%
Trade and other receivables	18,604	9,802	8,802	90%
Inventories	18,298	17,208	1,090	6%
Operating borrowings	2,363	2,111	252	12%
Trade and other payables	9,950	7,235	2,715	38%
Financial liabilities	5,552	3,939	1,613	41%
Warranty provisions (current and non-current)	2,136	2,062	74	4%
Deferred revenue (current and non-current)	18,495	14,282	4,213	29%
Other non-current liabilities	$9,329	$9,262	$67	1%

Cash, cash equivalents, restricted cash and short-term investments were $20.3 million, an increase of $9.0 million or 80%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $18.6 million, an increase of $8.8 million or 90%. Excluding the foreign exchange impact of $0.6 million (as a result of the strengthening value of the euro and Canadian dollar when compared to the US dollar in the current period), trade and other receivables increased approximately $8.2 million. This increase is reflective of the change in product mix and the timing of revenue recognition in the quarter. The increase of Chinese mobility orders, as a result of the delivery of standard, production batches led to an increase in days sales outstanding, as standard production batch orders typically have a longer collection period in the contract with the customer. In 2016, we received a significant portion of the related receivable for our shipments at the point of revenue recognition resulting in a lower trade and other receivables balance at December 31, 2016. Further, significant progress was made on our long-term propulsion contract in the period, resulting in a significant increase in both accrued receivables and trade accounts receivable of $1.1 million, as the specified payment term had been met. Also increasing our trade and other receivables was approximately $2.0 million for the EGAT project, which was delivered in the quarter.

Inventories were $18.3 million compared to $17.2 million, an increase of 6%. Excluding the foreign exchange impact of approximately $1.6 million as a result of the strengthening value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories decreased approximately $0.5 million as a result of the product deliveries in the nine months ended September 30, 2017 and the mix of expected product deliveries for the remainder of 2017.

Trade and other payables were $10.0 million, an increase of $2.8 million compared to $7.2 million at the end of December 31, 2016. Excluding the foreign exchange impact of approximately $0.7 million as a result of the strengthening value of the euro and Canadian dollar when compared to the US dollar in the current period, trade and other payables increased $2.1 million. We manage working capital by monitoring our trade and other payables in conjunction with our collections ratio. Also increasing trade and other payables is the increase in inventory purchases and property, plant and equipment, for which payment has not yet been made as of September 30, 2017.

Financial liabilities were $5.5 million, an increase of $1.6 million, resulting from an increase in our deferred share unit liability due to increased mark to market expenses and an increase in the value of our warrants. Both increases are a result of the increase in our share price as at September 30, 2017 compared to December 31, 2016. The current portion of our long-term debt with Export Development Canada, and the Province of Ontario has increased $0.5 million as a result of interest accretion on the loan.

Third Quarter 2017 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

Warranty provisions were $2.1 million, consistent with the warranty provision at December 31, 2016. Although revenue has increased, the warranty provision has remained consistent due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $18.5 million, an increase of $4.2 million or 29%. This increase reflects the timing of customer deposits received on order bookings as at September 30, 2017, including one significant deposit for a 2.4MW Power-to-Gas Plant in Germany. The increase also includes the impact of the strengthening value of the euro relative to the US dollar of approximately $1.1 million.

Other non-current liabilities were $9.3 million at September 30, 2017, consistent with December 31, 2016.

4       Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended September 30, 2017.

	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q	1	2015 Q4
Revenues	$12,200	$7,487	$8,837	$8,730	$6,733	$9,198	$4,329		$11,321
Gross profit	2,900	250	2,680	1,965	1,000	1,819	1,211		1,675
Gross margin %	24%	3%	30%	23%	15%	20%	28%		15%
Adjusted EBITDA[1]	(1,919)	(3,726)	(711)	(1,737)	(1,466)	(2,463)	(1,889)		(1,838)
Net loss	(2,003)	(5,742)	(2,266)	(2,504)	(1,899)	(3,092)	(2,362)		(2,122)
Net loss per share - (basic and fully Diluted)	$(0.13)	$(0.45)	$(0.18)	$(0.20)	$(0.15)	$(0.25)	$(0.19)		$(0.20)
Weighted average common shares outstanding	15,232,905	12,677,167	12,545,076	12,542,950	12,544,960	12,541,080	12,540,757		10,518,178

1.       Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

In the third quarter of 2017, our net loss was consistent at $2.0 million ($0.13 per common share from $0.15 per common share), compared to the third quarter of 2016. An increase in gross profit of $1.9 million was principally due to increased revenues and improved direct margins due to product mix. This was partially offset by an increase in net R&D spending during the quarter of $1.9 million, and fair value adjustments (loss) relating to outstanding warrants ($0.6 million) in the three months ended September 30, 2017, whereas the three months ended September 30, 2016 was a loss of $0.1 million.

In the second quarter of 2017, our net loss increased to $5.7 million from $3.1 million ($0.45 per common share from $0.25 per common share), compared to the second quarter of 2016. A decrease in gross profit of $1.5 million was principally due to decreased revenues and reduced direct margins due to product mix. Also contributing to the decrease in gross margin was lower absorption of indirect overhead costs as a result of the decrease in revenue. There was also an increase in other finance losses of $1.1 million in the three months ended June 30, 2017 compared to the same period of 2016 due to the fair value adjustments (loss) relating to outstanding warrants ($0.8 million) in the three months ended June 30, 2017, whereas the three months ended June 30, 2016 included a gain of $0.3 million.

In the first quarter of 2017, our net loss remained consistent at $2.3 million ($0.18 per common share) compared to the first quarter of 2016. An increase in gross profit of $1.5 million was principally due to increased revenue and improved direct margins due to product mix. Also contributing to the increase in gross margin was greater absorption of indirect overhead costs as a result of the increase in revenue. This was offset by an increase in SG&A expenses related to the increased mark to market expenses as a result of the increase in our share price as well as the absence of the reversal in SG&A expenses of $0.5 million related to the indemnification liability in the first quarter of 2016. Also offsetting the increase in gross profit of $1.5 million was an increase in other finance losses of $0.7 million in the three months ended March 31, 2017 compared to the same period of 2016 due to the fair value adjustments (loss) relating to outstanding warrants ($0.5 million) in the three months ended March 31, 2017 whereas the three months ended March 31, 2016 included a gain of $0.1 million. The three months ended March 31, 2016 also included a fair market value adjustment gain of $0.1 million on unsettled foreign exchange contracts.

Third Quarter 2017 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. Our gross profit increased $0.3 million, from $2.0 million (23% of revenues) for the three months ended December 31, 2016, compared to $1.7 million (15% of revenues) for the three months ended December 31, 2015. Gross margin increased due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015. SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impact of stock-based compensation (recovery), SG&A expenses increased $0.1 million due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter. R&D expenses were $0.7 million, a decrease of $0.2 million or 20% from $1.0 million in the fourth quarter of 2015. R&D activity increased in OnSite Generation business unit due to increased spending, but this was more than offset by increased funding; both were primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016.

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects: i) a decrease in other finance losses of $0.4 million; ii) an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million; partially offset by iii) a decrease in net R&D expenses of $0.8 million; iv) a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price); and v) a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

5       Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in prior years to gain additional traction in the following target markets and applications:

Motive Power – We achieved a key milestone in the last quarter of 2016 and the first quarter of 2017 with delivery of the first pre-commercial units for the Company’s ten-year commuter train propulsion system contract with Alstom Transport, which at €50 million is the largest order in our history. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. In 2017, Alstom Transport successfully completed test trials of the trains and received certification from the European inspection authority for the trains to move onto public rail in Europe.  Interest from around the globe has been high in the Alstom product which allows electrified rail transport without the costly infrastructure addition of overhead catenary wires. It is currently expected that commercial orders will be received in late 2017 for delivery in late 2018 and onward.

Our China strategy has also continued to show results in 2017 with significant orders and revenue received from several of our key integrators (companies that take our fuel cell modules and incorporate them into buses and other vehicles provided by original equipment manufacturers). Our backlog and sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the future including the signing of license agreements with multiple partners.

Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea. The success of the pilot plant provides the potential opportunity to scale into multiple multi-MW installations throughout South Korea. The pilot plant has been moved to a new location and we are currently in ongoing discussions with Kolon and power plant operators.

Third Quarter 2017 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

Energy Storage – In 2016 we commissioned our second Power-to-Gas facility with Uniper. This milestone firmly establishes the commercial scale building block for many multi MW facilities in the future. We currently have a pipeline of approximately 70 MWs of qualified leads worth in excess of $70 million. Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union. Early in 2017, we announced additional orders for Power-to-Gas plants in Europe and continue to see great interest in this market.  We are also now nearing completion of the construction of our 2MW Power-to-Gas project in the Greater Toronto Area in partnership with Enbridge.  This unit will be ready for service in the fourth quarter of the year and discussions are already underway to expand the capability to 5MW.

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea and California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen. Recent announcements for the creation of hydrogen stations in Toronto bode well for growing support in Canada and we are excited to be bringing the technology “home”.

Outlook Summary

The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established. It is, however, important to understand the magnitude of these opportunities and the transformative impact that any one of them can have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs and revenues over the short-term, we expect our trend of improved cost efficiency will continue over the long term. At September 30, 2017, our order backlog was $147.7 million (September 30, 2016 - $106.2 million) spread across numerous geographical regions, of which approximately $65 million is expected to be recorded as revenue in the following 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Political conditions such as government commitments and policies towards environmental protection and renewable energy may change over time. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2018 or beyond.

Third Quarter 2017 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

6       Liquidity

Cash Used in Operating Activities

	Three months ended September 30			Nine months ended September 30
	2017	2016	$ Change	2017	2016	$ Change
Net loss	$(2,003)	$(1,899)	$46	$(10,011)	$(7,353)	$(2,658)
(Increase) decrease in restricted cash	133	364	(231)	(869)	371	(1,240)
Changes in non-cash working capital	(7,005)	(1,336)	(5,669)	(4,858)	(6,326)	1,470
Other items not affecting cash	427	322	104	4,432	1,178	3,254
Cash used in operating activities	$(8,448)	$(2,549)	$(5,999)	$(11,306)	$(12,130)	$824

Cash used in operating activities during the Q3-2017 increased by $5.5 million compared to Q3-2016 primarily as a result of changes in our working capital position including an increase of $3.4 million in accounts receivable reflecting the increased revenue as well as the timing of invoicing in the quarter. This receivable balance will cycle back to cash as it is collected.

We anticipate consuming between $8.0 million and $10.0 million of cash in 2017 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures. In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

Cash Used in Investing Activities

	Three months ended September 30			Nine months ended September 30
	2017	2016	$ Change	2017	2016	$ Change
Purchases of property plant and equipment	$(180)	$(1,275)	$1,095	$(2,255)	$(2,178)	$(77)
Receipt of government funding	32	175	(143)	1,883	390	1,493
Proceeds from disposals of property, plant and equipment	-	-	-	1,035	-	1,035
Investment in joint venture	-	-	-	(93)	-	(93)
Purchase of intangibles	(33)	-	(33)	(34)	(47)	13
Cash provided by (used in) investing activities	$(181)	$(1,100)	$919	$536	$(1,835)	$2,371

Cash provided by (used in) investing activities during Q3-2017 was $0.2 million provided compared to $1.1 million used for Q3-2016, as a result of the receipt of government funding related to the 2MW Power-to-Gas storage unit project in Q3-2016.

Third Quarter 2017 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

Cash Provided By Financing Activities

	Three months ended September 30			Nine months ended September 30
	2017	2016	$ Change	2017	2016	$ Change
Common shares issued and stock options exercised, net of issuance costs	$(40)	-	$(40)	$19,730	-	$19,730
Interest repayment	-	(209)	209	(788)	(621)	(167)
Principal repayment of long-term debt	-	-	-	(500)	-	(500)
Repayment of repayable government contributions	(1)	$(55)	54	(113)	$(163)	50
Proceeds of borrowings	98	2,248	(2,150)	287	2,248	(1,961)
Repayment of operating borrowings	-	-	-	-	(1,077)	1,077
Cash provided by (used in) financing activities	$57	$1,984	$(1,927)	$18,616	$(387)	$18,229

Cash provided by financing activities for Q3-2017 decreased by $1.9 million compared to Q3-2016. The Company had proceeds of borrowings of $2.2 million in Q3-2017, whereas Q3-2017 had no additional proceeds of borrowings. Timing of interest payments resulted in $0.2 million less in interest repayments for Q3-2017.

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21.0 million or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20 day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.The transaction closed on June 27, 2017. The Company received net proceeds of $19.7 million after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings, and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

Third Quarter 2017 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$16,279	$4,367	$7,283	$4,629	$-
Operating borrowings	2,363	2,363	-	-	-
Operating leases	2,824	1,136	1,198	490	-
Purchase obligations	10,182	10,154	28	-	-
Repayable government contributions	59	59	-	-	-
Total contractual obligations[2,3]	$31,707	$18,079	$8,509	$5,119	$-

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $1,004 included in our current liabilities which relate to units that are only settled once a director resigns as a director.

3.	The table excludes the warrant liability of $940 included in our financial liabilities.

Credit and Loan Facilities

At September 30, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €9.1 million, which renews annually upon review in April. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.5 million; and may also borrow up to €1.5 million for general business purposes, provided sufficient limit exists under the overall facility limit of €9.1 million. Also included within the facility is: i) an available line of credit for fixed-term advances ranging from seven days to 30 days for the specific financing of working capital on a significant project in Belgium up to €2.2 million; and ii) an available line of credit of €1.5 million dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €9.1 million facility, €5.5 million or approximately $6.6 million was drawn as standby letters of credit and bank guarantees and €2.0 million or approximately $2.4 million was drawn as an operating line. At September 30, 2017, the Company had availability of €1.5 million or $1.8 million (December 31, 2016 - $4.7 million) under this facility for use as letters of credit and bank guarantees.

At September 30, 2017, the Company also had a Canadian credit facility of $2.4 million, with no expiration date for use only as letters of credit and bank guarantees. At September 30, 2017, $nil was drawn as standby letters of credit and bank guarantees. At September 30, 2017, the Company had $2.4 million (December 31, 2016 - $2.3 million) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and requires annual repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement, which was November 30, 2011. There is no availability remaining under this facility at September 30, 2017.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at September 30, 2017.

Third Quarter 2017 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9.0 million. The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $0.25 million followed by 16 quarterly repayments of $0.5 million. There is an option to prepay a portion of or the entire loan at any time.

7       Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	September 30, 2017	December 31, 2016
Shareholders’ equity	$22,149	$10,382
Operating borrowings	2,363	2,111
Long term debt and repayable government contributions	12,515	12,043
Total	37,027	24,536
Less cash and cash equivalents and restricted cash	20,311	11,278
Capital employed	$16,716	$13,258

The Company’s financial objective when managing capital is to make sure that we have the cash, debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8       Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

Third Quarter 2017 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

9       Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During the three and nine months ended September 30, 2017, Hydrogenics made purchases of $0.2 million and $0.5 million (2016 - $0.1 million and $0.3 million) from this related company. At September 30, 2017, the Company had an accounts payable balance due to this related party of $0.1 million (2016 - $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three and nine months ended September 30, 2017, the Company had sales to the joint venture of $nil and $2.0 million respectively (2016 - $nil and $nil respectively) and at the end of September 30, 2017, the Company had a receivable of $0.3 million (2016 - $nil) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three and nine months ended September 30, 2017, the Company had sales to the joint venture of $nil and $nil, respectively (2016 - $0.2 million), and at the end of September 30, 2017 the Company had a receivable of $nil (2016 - $0.5 million) owing from the joint venture in accrued accounts receivable.

10       Critical Accounting Estimates

The Company’s management make judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2016 annual audited consolidated financial statements.

11       Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2017 are disclosed in Note 3 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

12       Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our CEO (“Chief Executive Officer”) and CFO (“Chief Financial Officer”), respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Third Quarter 2017 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2017.

13       Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at September 30, 2017, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at September 30, 2017, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at September 30, 2017.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

14       Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units (“RSUs”) and cash settled deferred share units (“DSUs”), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

Third Quarter 2017 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended September 30		Nine months ended September 30,
	2017	2016	2017	2016
Net loss	$(2,003)	$(1,899)	$(10,011)	$(7,353)
Finance loss	(138)	271	1,969	833
Amortization and depreciation	199	192	600	548
DSUs expense (recovery)	(176)	6	548	(100)
Stock-based compensation expense (including PSUs & RSUs)	199	(36)	539	254
Adjusted EBITDA	$(1,919)	$(1,466)	$(6,355)	$(5,818)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of SG&A and R&D expenses:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Selling, general and administrative expenses	$2,884	$2,365	$9,218	$7,719
Research and product development expenses	2,157	263	4,654	2,831
Total operating costs	$5,041	$2,628	$13,872	$10,550
Less: Amortization and depreciation	(101)	(98)	(314)	(298)
Less: DSUs recovery (expense)	176	(6)	(548)	100
Less: Stock-based compensation expense (including PSUs & RSUs)	(199)	36	(539)	(254)
Less: Loss on disposal of assets	(3)	-	(117)	-
Cash operating costs	$4,914	$2,560	$12,354	$10,098

Third Quarter 2017 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

15        Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov/edgar.shtml).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Third Quarter 2017 Management’s Discussion and Analysis	Page 23

Hydrogenics Corporation

Operating
•	We may not be able to implement our business strategy and the price of our common shares may decline.
•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
•	Our insurance may not be sufficient.
•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

•	We may not be able to manage successfully the anticipated expansion of our operations.

•	If we do not properly manage foreign sales and operations, our business could suffer.

•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Third Quarter 2017 Management’s Discussion and Analysis	Page 24

Hydrogenics Corporation

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

16       Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 15,232,905 common shares outstanding at September 30, 2017.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1	12,544,960	$365,923	12,540,757	$365,824
Issuance of common shares	2,682,742	19,725	-	-
Issuance of common shares on vesting of performance share units	4,203	96	4,203	98
Stock options exercised	1,000	9	-	-
At September 30,	15,232,905	$385,753	12,544,960	$365,922

At September 30, 2017, there were 765,573 stock options, 191,366 PSUs, and 133,184 RSUs outstanding to purchase or vest into our common shares. If these securities are exercised, our shareholders could incur dilution.

Third Quarter 2017 Management’s Discussion and Analysis	Page 25

Hydrogenics Corporation

17       Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

Third Quarter 2017 Management’s Discussion and Analysis	Page 26

Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2017 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Third Quarter 2017 Management’s Discussion and Analysis	Page 27